EDIT

Teak Tea, Inc.

retail   product   sustainability   agriculture   agriculture

We produce superior teas using leaves from our plantation in Costa Rica

🐦 TEAKTEAS.COM   MARINA DEL REY



 *We have owned a teak plantation for over 22 years and it was brought to our attention that teak leaves were used to produce quality teas in Asia. After much research into this, we managed to hire an international tea master to formulate a number of incredible blends. The global non-alcoholic beverage market is valued at over 1 trillion dollars.*

Hayden Michael President @ Teak Tea, Inc.

   ABOUT   UPDATES⁰   GRAPEVINE⁰   ASK A QUESTION⁰

Why you may want to support us...

1 Your investment has security by the income of 22-year-old teak trees.

2 Tea is the second most popular drink in the world (after water) with an immense global market.

3 Beverage companies like AriZona Iced Tea, Hansens, and Sobe have massive market valuations and are prime takeover targets.

4 Potential of short term profits from online and retail sales at both speciality and mass retail.

5 Goal of being acquired by a major beverage company.

6 Experienced founders have started several successful businesses, including the LA Comic Con, Baby Genius, and a Ben and Jerry's Franchise.

7 Our plantation is environmentally responsible, investing in Teak Tea is investing in sustainability and helps reduce your carbon footprint.

Our Team
AND OUR MAJOR ACCOMPLISHMENTS

 **Hayden Michael**
President
Founder of Hiero 2, Inc and Los Angeles Comic Con.


 **Klaus Moeller**
Treasurer
Founder of Genius Brands International (Baby Genius) now on NASDAQ.
Founder of Globe Photos, Inc, applied for NASDAQ listing.
 

 **Mishelle Moeller**
Secretary
Former in-house counsel of Fiji Water.


Downloads

📄 Teak Tea Presentation.pptx

"A society grows great when old men plant trees whose shade they know they shall never sit in." - Greek Proverb


ALL NATURAL
Drink Natural - Live Natural
TEAK
Teak Leaf Iced Tea
GREEN TEA CITRUS
Energizing & Refreshing
ALL NATURAL
Drink Natural - Live Natural
TEAK
Teak Leaf Iced Tea
LEMONGRASS THAI
Energizing & Refreshing

STORY

Our family has been building brands for over 20 years and we are extremely excited about Teak Tea, Inc, believing that we can build a brand that could become a major takeover target for one of the large non-alcoholic beverage companies. We particularly like this business because it could pay out **high annual dividends, is protected by hard assets through teak trees, and is environmentally friendly as growing these trees reduces each investors carbon footprint.**

We started our teak plantation 22 years ago, and while it will take these trees a further 8 years until they reach maturity, Teak Tea, Inc. will produce the some of the world's finest iced teas and loose leaf teas made from our very own fresh teak leaves. Through our plantation, we are able to further protect your investment with the additional income from the mature teak trees when their harvest lumber is ready to sell in approximately 8 years.

About Teak Tea:

Our Teak Teas are superior quality blends made only from the finest leaves from our 22-year-old Santa Rosa Sustainable Teak Forestry Project, located in beautiful San Carlos, Costa Rica.

The Benefits of Teak Leaves have been known for centuries all over Asia and are now available for the first time in the U.S.

- Consuming at least one cup of Teak Tea a day can facilitate the body's metabolism so that fats and bad cholesterol can be more easily removed
- Teak Tea can neutralize toxins in your body
- Teak Tea contains active compounds like tannins that can reduce the absorption of fat
- Teak Tea contains fibers that can speed up your metabolism

Teak leaves are the perfect ingredient for an amazing tea

Native inhabitants of regions where teak is abundant, such as Myanmar, used to make tea out of the leaves from teak trees. This may be due to the fact that teak is a member of the mint family. It was thought that teak tea could help alleviate headaches, fever and stomach pains. The leaves have also been said to have antibacterial, anti-fungal and anti-ulcer properties.

We have hired a master tea blender from the International Tea Masters Association who has just completed our first five amazing teas.


TEAK
ENGLISH BREAKFAST
TEAK
CHAMOMILE MINT
TEAK
LEMONGRASS THAI
TEAK
GREEN TEA CITRUS
TEAK
SMOKEY BLACK CARAMEL

We will be creating a large e-commerce presence and through our network, aim to distribute our tea to major retailers such as Costco, Whole Foods, Trader Joes and others.

We are also going to create:

- A Tea of the Month Club, where people can sign up and receive our teas every single month
- A blog that talks about tea, tea history, and more
- An online series called "**MixIt by Teak Labs**" where we blend interesting types of tea, for marketing and to generate additional advertising revenue


ALL NATURAL
Drink Natural · Live Natural
TEAK
Teak Leaf Iced Tea
LEMONGRASS THAI
Energizing & Refreshing
ALL NATURAL
Drink Natural · Live Natural
TEAK
Teak Leaf Iced Tea
GREEN TEA CITRUS
Energizing & Refreshing

Arizona Beverages USA, the company that makes Arizona Iced Tea, had over $100 million in sales in 2010. Don Vultaggio, co-founder of Arizona Beverages USA, has an estimated worth of $3.4 Billion dollars!

THAT IS OUR END GAME!

The non-alcoholic global beverage market is valued at over $1 trillion, and at over $300 billion in the U.S. alone. Coca-Cola owns approximately 16.7% of Monster Beverage Corporation (owner of the Hansen's brand), which it purchased in 2015 for approximately $2.15 billion. Coca-Cola also purchased the makers of Vitamin Water for $4.2 billion and FUZE beverages, a company founded by Lance Collins in his basement producing a variety of juices and teas, for $250 million dollars just seven years after its founding. Meanwhile, PepsiCo purchased the SoBe brand of fruit drinks and iced teas for about $370 million dollars.


MONSTER ENERGY
SoBe
TEAK
LEMONGRASS THAI
TEAK
GREEN TEA CITRUS
FUZE
Hansen's

We just returned from our plantation to pick up dry teak leaves and are also setting up a new nursery in Costa Rica. This nursery will be used to grow young teak saplings with new leaves to harvest for our teak tea. When the trees grow to a certain size, we can either transplant the trees to our plantation or we can sell the young trees to other plantations.

We believe that there is a big market for these unique teas plus you will have the added security of receiving the proceeds from the harvest of the wood in 8 years, mitigating your investment risk.

http://www.teakteas.com

Here's the Story of our Teak Plantation!

In 1997 we purchased 50 acres of land in Costa Rica's prime growing area of Quesada San Carlos to grow an environmentally friendly, sustainable Teak forest. The plantation has been managed for the past 22 years by Guillermo Rugeles, who has a Bachelor's of Science in Agricultural Engineering from Oregon State University.



That's me in Costa Rica on a bench made of our teak!

Teak has been renowned as the **KING OF WOODS** for centuries. It does not warp or crack and is thus the perfect wood for windows, doors, outdoor furniture, and yachts.

We believe that this will be a safe investment for you. For every $1,000 invested we

will assign the income rights to one of our teak trees to our investors. When the trees are harvested in 8 years, the investors will receive the revenue of the harvest of all of these trees.

The Costa Rican Government, recognizing the contribution that this plantation makes to the country, has granted us tax-free status on the income earned from the sale of the timber after the 30-year growing cycle. This tax exemption is passed along to our investors.



Costa Rica is also a preferred holiday destination for both American and European visitors with its beautiful beaches and lush jungle. It has the highest literacy rate in Central America and 25% of its land has been turned into National Parks.

Our plantation grew out of our love for Costa Rica and the desire to protect natural rainforests by giving loggers and lovers of teak and alternative place where they can acquire quality teak wood. We have carefully managed our plantation over the past 22 years and are now in a position to harvest our own environmentally sustainable teak tree leaves to create the world's finest Teak Tea.



Who we are?

We are an experienced group of entrepreneurs and a family with knowledge in many different fields. Klaus Moeller is a WeFunder veteran who has not only successfully launched 2 projects on WeFunder, but also founded Genius Brands International which is now on the NASDAQ.

Hayden Moeller was a founder and still remains a large shareholder of the Los Angeles ComicCon, which had over 100,000 visitors last year. He also founded Hiero 2, Inc., a company that built a platform that allows brands and celebrities to engage with their fans 24/7 using emoji suites.

Combined we have a wide network which includes distributors, retail chains, marketers, agricultural experts, and tea masters. We are confident that we can create an amazing tea company.

Where will your investment go?

We are building up our nursery in Costa Rica to grow young Teak saplings which we will use to harvest fresh Teak leaves. We will also be building an infrastructure to safely dry the teak leaves. Your investment will also go into the development of an e-commerce platform which will include a monthly subscription service to our tea club. Furthermore, we plan to build out a large retail distribution network. Our company will continue to develop and release exciting tea blends, design eye-catching packaging, manufacture product, and extensively advertise our tea. Last but not least, we will complete our small studio for our MixIt marketing series.

SUMMARY

TEA

- #2 most consumed beverage in the world, second only to water

- On any given day, over 159million Americans drink tea

- In 2018 Americans consumed over 84 billion servings of tea

- Tea can be found in 80% of all U.S. Households

- Non-alcoholic beverages are a +$300 billion annual industry in the U.S.

TEAK

- One of the worlds most desired tropical hardwood

- Fast-growing demand in countries with rapidly increasing middle classes like India

- Perfect wood for flooring, furniture, windows, doors, boat decking

- Growing Teak offsets a large carbon footprint

- United Nations predicts that demand for wood will grow substantially over the next 30 years

TEAK TEA INC

- We intend to return annual dividends through the ownership of shares/equity in the company

- Additional security through the income from harvesting 30-year old, mature teak trees in 8 years

- Short term and long term returns on your investment

- Environmentally sound investment by offsetting your carbon footprint

- Educate your children and grandchildren on how to invest in ways that are conscious of our planet

- Huge market with over 80% of American Households drinking Tea

- High margins

- Use of social media influencers and "MixIt" show for low-cost advertising

Investor Q&A

– COLLAPSE ALL

What does your company do? ⌄

Teak Tea, Inc. manufactures and distributes superior quality teas utilizing teak leaves from our environmentally sustainable plantation in Costa Rica which our family has owned for 22 years.

Where will your company be in 5 years? ⌄

Our aim in five years is to be a large supplier of quality teak iced tea and other products to major retailers throughout the United States. We also believe we may be a buyout target for a major beverage company such as AriZona Iced Tea or Coca-Cola.

Why did you choose this idea? ⌄

We have owned a teak plantation for over 22 years and it was brought to our attention that teak leaves were used to produce quality teas in Asia. After much research into this, we managed to hire an international tea master to formulate a number of incredible blends. The global non-alcoholic beverage market is valued at over 1 trillion dollars.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

Consumers are constantly looking for new products with potential health benefits and we are in a unique position as we've been growing teak trees on our plantation for over 22 years. Tea is a huge market with over 50% of all Americans regularly drinking tea. As well, the global non-alcoholic beverage market is valued at over 1 trillion dollars and is expected to grow significantly.

What is your proudest accomplishment? ⌄

Founding the Los Angeles Comic Con, a major convention with over 100,000 annual visitors.

How far along are you? What's your biggest obstacle? ⌄

We have produced initial packaging, samples, and are finalizing our e-commerce website. We are also beginning our web series "Mixit" for social media advertising, branding, and an additional source of revenue. Our largest obstacle is shipping the teak leaves from Costa Rica to the United States. This is managed by Guillermo Rugeles who has managed our plantation for 22 years and has been in the agriculture business for over 30 years.

Who are your competitors? Who is the biggest threat? ⌄

Our competitors are already established tea companies such as Lipton and AriZona Iced Tea. We are confident that our tea is of a high enough quality and entirely unique, with no other teak tea on the market.

Other teak tea on the market.

What do you understand that your competitors don't? ⌄

There are currently no other producers of teak tea that we are aware of. We have a long and successful history of branding, marketing, and distribution of retail products.

How will you make money? ⌄

Our profit centers will be distributing wholesale iced tea and specialty products to large retailers as well as selling directly to consumers through our own e-commerce platforms. We are planning on starting a tea club where members are sent various teas every month. Another profit center will be our "Mixit" series which is not only advertising our Teak Teas using social media but brings in additional revenue through external advertising.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Our biggest risk is that we overestimate the market for new tea products and that it might prove difficult for us to obtain significant retail distribution.

What do you need the most help with? ⌄

We are always looking for help with obtaining press coverage and to help find additional distribution outlets.

What would you do with the money you raise? ⌄

4% goes towards Wefunder fees, 40% towards buying teak trees, greenhouses, growing new trees in order to have a sustainable source of young leaves, and other operations in Costa Rica. 10% salaries, wages. 10% for office cost, GNA, legal fees, and accounting. The rest (36%) towards marketing and product development.

Why is Teak Tea producing a series called MixIt? ⌄

Today's successful brands think of themselves as media companies. With so many products and companies in the world, it becomes difficult to hold a customers attention. Creating engaging media content that represents our brand is a great way to keep our customer's attention on us.



About us
Our Profile
Jobs
Press
Blog
Charter

Investors
Getting Started
Risks
Earning Returns
Funds
Give/Get $1000

Founders
Raise Funding
FAQ
Legal Primer
Deals
Fundraising Playbook

Say Hello
✉ hello@wefunder.com
🐦 Twitter
📘 Facebook
📷 Instagram
📍 SF / Boston